

EASTMAIN

NEWS RELEASE

Clearwater Project Drilling Update
Visible Gold in 19 intersections

Trading Symbol: ER – The Toronto Stock Exchange **November 7, 2007**

Eastmain Resources Inc. (ER-TSX) is pleased to announce that **visible gold has been identified in 19 intersections** from holes completed during the current drill campaign. Twenty-one of forty-eight planned drill holes have been completed at Eastmain's 100%-owned Clearwater Project. A total of **65 vein/schist** drill intercepts ranging from 0.5 to 4.0 metres in thickness were intersected in the 21 holes (Table 1). Current drilling of the 450 West zone confirms excellent continuity of the P, JQ and R veins, which define a super-enriched **25-metre-wide corridor containing visible gold** in the central part of the Eau Claire deposit.

The objectives of the 2007 program are to up-grade near surface resources to a measured and indicated category, confirm vein/schist geometry, determine mining grade for future exploitation, and to collect sufficient material for metallurgical testing. 48 HQ (96 mm diameter) drill holes have been designed to evaluate the Eau Claire deposit for a strike-length of 300 metres and to a vertical depth of over 50 metres. The program is expected to generate about 150 gold-bearing vein/schist intersections.

Drilling at Eau Claire has demonstrated a positive correlation of drill hole spacing and sample size with gold grade – gold grade appears to increase with closer drill spacing and increased sample size. The quantity of visible gold observed in drill core has increased significantly with the implementation of larger diameter HQ core.

Eau Claire is a high-grade gold deposit with surface veins P, JQ and R averaging 23.5 g/t or 0.70 ounces per ton in the 450 West zone (Composite average grade calculation P, JQ, R veins- NR Sept 6, 2000; AIF 2006). Drilling in 2006 extended the deposit to a vertical depth of 900 metres. To date, the gold deposit contains in excess of 1,000 ounces of gold per vertical metre (NI-43-101- Dec 30, 2005; 2006 AR). The consistency of the vein system at depth indicates that the economic potential of Eau Claire is not limited to near surface exploitation.

These new vein/schist intersections will be used to determine an optimum metallurgical processing flow sheet design for the gold ore at Eau Claire. They will also be used to test for possible compatibility with the ores at Goldcorp's Roberto deposit, with respect to future custom mill processing.

This press release was prepared by geologist Dr. Donald J. Robinson, P. Geo, qualified person as defined by National Instrument 43-101.

Eastmain is a Canadian gold exploration company with 100% ownership of the Eau Claire and Eastmain gold deposits, and a new sedimentary-gold discovery at Éléonore South, located in James Bay, Québec. The Company has an annual budget of $3 million for gold exploration in Québec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

Table 1. Clearwater Project – 2007 Eau Claire Drilling program

Hole No.	Easting (X)	Northing (Y)	Elevation (metres ASL)	P	JQ	R	Length (metres)	No. of Intercepts	Notes
ER07-60	-637.5	41	299.5	Y	N	Y	81	4	
ER07-61	-637.5	71	302.5	Y	N	Y	60	3	
ER07-62	-612.5	41	299.7	Y	**Y, VG**	Y	81	3	VG +++
ER07-63	-612.5	71	302.3	Y	**Y, VG**	N	60	2	VG+++++
ER07-64	-612.5	89	304.5	Y	**Y, VG**	**Y, VG**	30	4	VG++, cg
ER07-65	-612.5	103	304.5	NA	Y	Y	21	2	
ER07-66	-587.5	43	300.0	Y	**Y, VG**	Y	90	4	VG
ER07-67	-587.5	73	302.5	Y	**Y, VG**	Y	60	4	VG+++, cg++
ER07-68	-587.5	93	304.5	**Y, VG**	**Y, VG**	Y	31	3	VG++ (x2)
ER07-69	-587.5	103	304.5	NA	Y	Y	21	3	
ER07-70	-576.3	40.3	300.0	**Y, VG**	**Y, VG**	Y	102	3	VG cg++, fg 10+
ER07-71	-562.5	40	298.0	Y	Y	Y	81	4	
ER07-72	-562.5	70	302.8	Y	**Y, VG**	**Y, VG**	60	3	VG++, VG+++
ER07-73	-562.5	90	303.0	**Y, VG**	**Y, VG**	Y	36	4	VG+, VG++
ER07-74	-562.5	103	303.0	NA	Y	Y	30	4	
ER07-75	-562.5	112	303.0	NA	NA	Y	21	2	
ER07-76	-554.0	112	303.0	NA	NA	**Y, VG**	21	2	VG+, VG+++
ER07-77	-544.0	112	302.5	NA	NA	**Y, VG**	21	2	VG cg+++, fg 10+
ER07-78	-537.5	36	297.0				81		In progress
ER07-79	-537.5	66	297.0	**Y, VG**	Y	**Y, VG**	60	4	VG+, VG++, telluride
ER07-80	-537.5	86	300.0	Y	Y	Y	36	3	
ER07-81	-537.5	100	301.0	NA	Y	**Y, VG**	21	2	VG ++
Totals							**1105**	**65**	19 intercepts with VG

Notes:
Y= signifies that the vein was intersected; N= signifies that the vein was not intersected
NA= not applicable; drill hole was collared north of vein
VG = visible gold
fg = < 1 mm sized gold grain
cg = > 1 mm sized gold grain
++ = number of gold grains
10+ = >10 gold grains

Eau Claire Deposit – 2007 Target Areas



500 mN
-1000 mE
-500 mE
0 mE
N
Potential Resource
Expansion
Definition Drill
Area
N
N
M
V16
21.3 g/t Au/67m x 1 m
R Vein
58.2 g/t Au/26 m x 1.08 m
Tourmaline Zone
67.1 g/t Au/3.9 m
L
L
S
R
JQ
P
I
H
G
F
D
C
B
V16
V12
0 mN
JQ Vein
30.4 g/t Au/167m x 1.3m
V12
118 g/t Au/22 m x 0.6 m
P Vein
18.1 g/t Au/138m x 1.23m
C Vein
Visible gold
B Vein
Visible gold



Eau Claire Gold Deposit - 2007 Drill Area
600 E
500 E
400 E
100N
000N
N
25 m
Eastmain Resources Inc.
Eau Claire Gold Deposit
450 West Zone
Proposed Drill Program
Proposed drill hole
November 2007



EASTMAIN

NEWS RELEASE

Definition drill program underway

Clearwater Project

Trading Symbol: ER – The Toronto Stock Exchange **October 17, 2007**

Eastmain Resources Inc. (ER-TSX) is pleased to announce that a 2,500-metre definition drill program is underway at its 100%-owned Clearwater Project. Forty-three large diameter, HQ drill holes will test a potential open pit area in the Eau Claire gold deposit. The objectives of this program are to establish the geometry and mining grade of the gold-bearing veins for future exploitation, and to collect sufficient material for metallurgical testing. Exploration drill holes designed to search for additional gold resources nearby are also planned.

This in-fill drill program, expected to evaluate the Eau Claire deposit for a length of 300 metres and to a vertical depth of 50 metres, will generate about 100 gold-bearing intersections. These intersections will be used to determine whether there is compatibility between the ores at Eau Claire and the ores at Goldcorp's Roberto deposit with respect to future custom mill processing. The current program will also include metallurgical testing of the gold-bearing system as an adjunct to a future bulk sample test and continued economic assessment of the deposit.

Drilling at Eau Claire has demonstrated a positive correlation of drill hole spacing with gold grade – gold grade appears to increase with closer drill spacing. Drilling in 2006 extended the deposit to a vertical depth of 900 metres. To date, the gold deposit contains in excess of 1,000 ounces of gold per vertical metre (NI-43-101- Dec 30, 2005; 2006 AR).

Eau Claire is a high-grade gold deposit with multiple surface veins averaging 23.5 g/t or 0.70 ounces per ton in the area of a proposed bulk sample (Composite average grade calculation P, JQ, R veins- NR Sept 6, 2000; AIF 2003). Situated near the EM-1 power facility recently commissioned by Hydro Québec, Eau Claire is located approximately two kilometres from Hydro's road network.

Eastmain holds 100% interest in the Clearwater Project, which hosts Eau Claire. Goldcorp owns 100% interest in the Éléonore Project, which hosts the Roberto Deposit, through its wholly owned subsidiary Les Mines Opinaca Ltée. Eau Claire is within trucking distance to Roberto. New Hydro Québec installations will provide excellent future access between the two projects. Both projects are located in the Eastmain/Opinaca territory of James Bay, Québec, a relatively unexplored region with the potential to become a major gold district. Eastmain's primary focus is gold exploration within this emerging mining district.

This press release was prepared by geologist Dr. Donald J. Robinson, P. Geo, qualified person as defined by National Instrument 43-101.

Eastmain is a Canadian gold exploration company with 100% ownership of the Eau Claire and Eastmain gold deposits, and a new sedimentary-gold discovery at Éléonore South, located in James Bay, Québec. The Company has an annual budget of $3 million for gold exploration in Québec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

END